Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

February 27, 2008
Whirlpool Corporation 2000 M63 North Benton Harbor, Michigan 49022

Ladies and Gentlemen:

            We have acted as special counsel to Whirlpool Corporation, a Delaware corporation ("Whirlpool"), in connection with the filing of a registration statement on Form S-3 (Registration No. 333-131627), including the prospectus constituting a part thereof, dated February 7, 2006, the preliminary prospectus supplement dated February 20, 2008, and the final supplement to the prospectus, dated February 25, 2008 (collectively, the "Prospectus"), filed by Whirlpool with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the issuance of $500 million aggregate principal amount of 5.500% Notes due 2013 (the "Notes").  The Notes are to be issued (1) under the Indenture dated as of March 20, 2000, between Whirlpool and U.S. Bank National Association., as trustee (the "Indenture"), and (2) subject to a Selling Agency Agreement between Banc of America Securities LLC and Greenwich Capital Markets, Inc., as representatives of the several agents listed therein.

            In rendering the opinions expressed herein, we have examined and relied upon such documents, corporate records, certificates of public officials and certificates as to factual matters executed by officers of Whirlpool as we have deemed necessary or appropriate.  We have also assumed without verification that the Indenture has been duly authorized, executed and delivered by the Trustee.

            We have assumed the authenticity, accuracy and completeness of all documents, records and certificates submitted to us as originals, the conformity to the originals of all documents, records and certificates submitted to us as copies and the authenticity, accuracy and completeness of the originals of all documents, records and certificates submitted to us as copies.  We have also assumed the legal capacity and genuineness of the signatures of persons signing all documents in connection with which the opinions expressed herein are rendered.

            As to matters of fact (but not as to legal conclusions), to the extent we deemed proper, we have relied on certificates of responsible officers of Whirlpool and of public officials and on the representations, warranties and agreements Whirlpool contained in the Selling Agency Agreement.

Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles Manchester New York Palo Alto Paris Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete, Nader y Rojas, S.C.

Whirlpool Corporation
February 27, 2007

            Based upon the foregoing, we are of the opinion that upon the due execution, authentication, issuance and delivery of the Notes, the Notes, when sold in exchange for the consideration set forth in the Prospectus, will be duly authorized and will be binding obligations of Whirlpool, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding at law or equity), and entitled to the benefits of the Indenture.

            We hereby consent to the use of our name under the heading "Legal Opinions" in the Prospectus and to the use of this opinion for filing with a Form 8-K as Exhibit 5.1 thereto.

            We express no opinion as to matters under or involving any laws other than the laws of the State of Illinois, the laws of the State of New York and the federal laws of the United States of America.

Very truly yours,

/s/ Mayer Brown LLP

Mayer Brown LLP